THE SALE OF THE MEMBERSHIP INTERESTS IN THE COMPANY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS THEREFROM. THE MEMBERSHIP INTERESTS MAY NOT BE OFFERED OR SOLD ABSENT AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND QUALIFICATION UNDER SUCH STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS ARE AVAILABLE. THE COMPANY HAS THE RIGHT TO REQUIRE ANY POTENTIAL TRANSFEROR OF A MEMBERSHIP INTEREST IN THE COMPANY TO DELIVER AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY PRIOR TO ANY TRANSFER TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION AND QUALIFICATION IS AVAILABLE FOR SUCH TRANSFER. ADDITIONAL SUBSTANTIAL RESTRICTIONS ON TRANSFER OF THE MEMBERSHIP INTERESTS ARE SET FORTH IN THIS AGREEMENT.

AMENDED & RESTATED OPERATING AGREEMENT

FOR

SALT LAKE CITY DISTILLERY, LLC

Effective as of March 28, 2019

TABLE OF CONTENTS

Page

<u>List of Exhibits</u>

AMENDED & RESTATED OPERATING AGREEMENT
FOR
SALT LAKE CITY DISTILLERY, LLC

THIS AMENDED & RESTATED OPERATING AGREEMENT (this "Agreement"), dated as of March 28, 2019 (the "Effective Date"), is among those Persons admitted as Members of the Company and executing a signature page to this Agreement.

The Members and Manager wish to amend and restate in its entirety the Amended and Restated Operating Agreement of the Company dated as of April 30, 2015 (the "Prior Operating Agreement"), together with and any and all other agreements and/or understandings with respect to the operations of the Company and the matters herein set forth, and to set out fully their respective rights, obligations and duties regarding the Company and its assets and liabilities. This Agreement shall amend, restate and supersede the Prior Operating Agreement in all respects and for all purposes, and the Prior Operating Agreement shall from the Effective Date have no continuing force or effect.

In consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the indicated meaning:

"Act" means the Utah Revised Uniform Limited Liability Company Act, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, a deficit balance in such Member's Capital Account as of the end of the fiscal year after giving effect to the following adjustments:

(a) Credit to such Capital Account the additions, if any, permitted by Treasury Regulations §§ 1.704-1(b)(2)(ii)(*c*) (referring to obligations to restore a capital account deficit), 1.7042(g)(1) (referring to "partnership minimum gain") and 1.7042(i)(5) (referring to a partner's share of "partner nonrecourse debt minimum gain"); and

(b) Debit to such Capital Account the items described in §§ 1.7041(b)(2)(ii)(*d*)(*4*), (*5*) and (*6*) of the Treasury Regulations.

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation § 1.7041(b)(2)(ii)(*d*).

"Adjusted Properties" is defined in Section 9.2.

"Affiliate" means with respect to a Person (a) any Person directly or indirectly owning, controlling or holding with power to vote 50% or more of the outstanding voting securities, membership interests or partnership interests of the Person, (b) any Person 50% or more of whose outstanding voting securities, membership interests or partnership interests are directly or indirectly owned, controlled or held with power to vote by the Person or a Person described in clause (a) of this definition, and (c) any officer, Manager, member, director or partner of the Person or any Person described in clauses (a) or (b) of this definition.

"Agreement" is defined in the introductory paragraph.

"Available Cash" means gross cash proceeds from the operation of the Company's business less the portion of it used to establish reasonable reserves for or to pay Company expenses (as determined at the discretion of the Manager), debt payments, and capital expenditures. "Available Cash" shall include any net cash proceeds from the sale or disposition of Company property and from the refinancing of indebtedness of the Company, shall be increased by any reduction of reserves previously established by the Manager, and shall not be reduced by depreciation, cost recovery, amortization, or similar noncash deductions..

"Business" is defined in Section 2.6.

"Capital Account" is defined in Section 10.2(a).

"Capital Contribution" means for any Member at the particular time in question the aggregate of the dollar amounts of any cash and cash equivalents contributed to the capital of the Company, plus the initial Carrying Value, as determined by the Manager, of any property contributed by such Member to the capital of the Company.

"Carrying Value" The initial "Carrying Value" of property contributed to the Company by a Member means the value of such property at the time of contribution as determined by the Manager. The initial Carrying Value of any other property shall be the adjusted basis of such property for federal income tax purposes at the time it is acquired by the Company. The initial Carrying Value of a property shall be reduced (but not below zero) by all subsequent depreciation, cost recovery, depletion and amortization deductions with respect to such property as taken into account in determining profit and loss. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 10.2(b) and Treasury Regulation §1.704-1(b)(2)(iv)(*m*), and to reflect changes, additions or other adjustments to the Carrying Value for dispositions, acquisitions or improvements of Company properties, as deemed appropriate by the Manager.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Company" is defined in Section 2.2.

"Confidential Information" is defined in Section 14.1.

"Drag-Along Notice" is defined in Section 11.7.

"Manager" is defined in Section 5.1.

"Effective Date" is defined in the introductory paragraph.

"Law" or "Laws" (means all applicable federal, state, tribal and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, restrictions and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

"Lien" means any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, charge, deposit arrangement, preference, priority, security interest, option, right of first refusal or other transfer restriction or encumbrance of any kind (including preferential purchase rights, conditional sales agreements or other title retention agreements, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction to evidence any of the foregoing).

"Manager" is defined in Section 5.1.

"Majority Interest" means Members holding a majority of the Voting Interests.

"Majority Members" means Members holding, in the aggregate, more than 50% of the aggregate Sharing Ratios.

"Major Decision" is defined in Section 5.3.

"Member" means each person holding any Units identified as a Member in the execution section and each person holding any Units later admitted to the Company as a Member as provided in this Operating Agreement. Members may be voting or nonvoting, and may have differing rights, depending on the class of Units held; transferees and dissociated members are not Members unless specifically admitted or re-admitted as Members. Further, to the extent necessary to determine the rights and obligations of persons holding as a mere assignee Units or any interest in or rights to a transferable interest (as defined relating to Units, including where a person is a transferee or is a dissociated member, the term Member in that context and to that extent will include such person for that purpose but will not increase the rights of such person beyond those of a mere assignee of the transferable interest in distributions relating to the Units, unless otherwise specifically provided in this Agreement. Any restriction on or obligation of a Member relating to a Unit applies to any person holding a Unit or any interest or rights relating to a Unit, including any transferable interest, as a mere assignee or otherwise, including where a person is a transferee not admitted as a Member or is a dissociated member.

"Membership Interest" means, with respect to any Member, (a) that Member's status as a Member, (b) that Member's capital account and share of Profits, Losses and other items of income, gain, loss, deduction and credits of, and the right to receive distributions (liquidating or otherwise) from, the Company under the terms of this Agreement, (c) all other rights, benefits and privileges enjoyed by that Member (under the Act or this Agreement) in its capacity as a Member, including that Member's rights to vote, consent and approve those matters described in this Agreement, and (d) all obligations, duties and liabilities imposed on that Member under the Act or this Agreement

in its capacity as a Member. Pursuant to Section 3.2, Membership Interests shall be denominated in Units.

"Minority Member" means a Member holding less than 50% of the aggregate Sharing Ratios.

"Notified Members" is defined in Section 11.6(a).

"Officer" is defined in Section 5.12(a).

"Offer Notice" is defined in Section 11.6(a).

"Offered Interest" is defined in Section 11.6(a).

"Offered Price" is defined in Section 11.6(a).

"Offered Terms" is defined in Section 11.6(a).

"Person" means a natural person, corporation, joint venture, partnership, limited liability partnership, limited partnership, limited liability limited partnership, limited liability company, trust, estate, business trust, association, governmental authority or any other entity.

"Prime Rate" means a rate per annum equal to the *lesser of* (a) an annual rate of interest which equals the floating commercial loan rate as published in the Wall Street Journal from time to time as the "Prime Rate," adjusted in each case as of the banking day in which a change in the Prime Rate occurs, as reported in the Wall Street Journal; *provided, however*, that if such rate is no longer published in the Wall Street Journal, then it shall mean an annual rate of interest which equals the floating commercial loan rate of Citibank N.A., or its successors and assigns, announced from time to time as its "base rate," adjusted in each case as of the banking day in which a change in the base rate occurs; and (b) the maximum rate permitted by applicable Law.

"Profit" or "Loss" means the income or loss of the Company as determined under the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including, without limitation, the provisions of paragraphs 1.704-1(b)(2)(iv)(*g*) and 1.704-1(b)(4) of those regulations relating to the computation of items of income, gain, deduction and loss.

"Profits Unit" means one of the separate class of Units that have no immediate right to any capital of the Company on dissolution or otherwise, but are a pure profits interest (unless or until the holder builds a Capital Account out of undistributed amounts arising from Profit and Loss allocations). Subject to the terms and conditions and subject to limitations and restrictions specified in this Operating Agreement, the holder of a Profits Unit shall have the following rights:

(a) The Profits or Losses of the Company will be allocated to the holder's Profits Unit in accordance with the Sharing Ratio;

(b) The holder shall have the right to one vote for each Profit Unit held;

(c) The holder will have the right to build a Capital Account with undistributed amounts arising from Profit and Loss allocations attributable to the Profits Units; and

(d) The holder will have the right to receive its allocable share of any distribution at the same time as the holders of the other Units of the Company (whether Profits Units or Capital Units) receive a distribution; provided, however, that no distribution in liquidation or dissolution of the Company shall be made to the holder until any threshold amount determined (at the discretion of the Manager) when the Profits Units are issued that is required to be paid to holders of Units before a distribution is made on the Profits Units, is paid in full at or before the distribution in liquidation or dissolution.

"Proposed Transfer" means one or more Persons who propose to acquire all or a portion of the Membership Interests of any Member.

"Regulatory Allocations" is defined in Section 8.2(h).

"Securities Act" means the Securities Act of 1933, as amended from time to time. Any reference herein to a specific section or sections of the Securities Act shall be deemed to include a reference to any corresponding provision of future law.

"Sharing Ratio" means, with respect to a Person holding Units, a percentage, the numerator of which is the number of Units held by such Person and the denominator of which is the total number of issued and outstanding Units.

"Soliciting Member" is defined in Section 11.7(a).

"Transfer" means, with respect to any asset, including a Membership Interest or any portion thereof including any right to receive distributions from the Company or any other economic interest in the Company, a sale, assignment, transfer, conveyance, gift, exchange or other disposition of such asset, whether such disposition be voluntary, involuntary or by merger, exchange, consolidation or other operation of Law, including the following: (a) in the case of an asset owned by a natural person, a transfer of such asset upon the death of its owner, whether by will, intestate succession or otherwise, (b) in the case of an asset owned by a Person which is not a natural person, a distribution of such asset, including in connection with the dissolution, liquidation, winding up or termination of such Person (other than a liquidation under a deemed termination solely for tax purposes), and (c) a disposition in connection with, or in lieu of, a foreclosure of a Lien; *provided, however*, a Transfer shall not include the creation of a Lien.

"Treasury Regulations" means regulations issued by the Department of Treasury under the Code. Any reference herein to a specific section or sections of the Treasury Regulations shall be deemed to include a reference to any corresponding provision of future regulations under the Code.

"TMP" is defined in Section 6.12(a).

"Unit" is defined in Section 3.2.

"Voting Interest" means those outstanding Units of the Company entitled to vote or approve any matter subject to approval by the Members pursuant to this Agreement or the Act .

In addition to the foregoing, the terms "dissociated member", "distribution", "transferable interest", and "transferee", shall have the meanings ascribed to such terms in the Act.

ARTICLE II
THE LIMITED LIABILITY COMPANY

2.1 Formation. The Members have formed the Company pursuant to the predecessor to the Act and agree that on the Effective Date the Company shall be governed by the terms and conditions set forth in this Agreement and in accordance with the Act, which is hereby adopted by the Company. To the fullest extent permitted by the Act, this Agreement shall control as to any conflict between this Agreement and the Act or as to any matter provided for in this Agreement that is also provided for in the Act.

2.2 Name. The name of the limited liability company shall be Salt Lake City Distillery, LLC (the "Company").

2.3 Articles of Organization. The Articles of Organization were previously filed with the Utah Division of Corporations and Commercial Code of the Utah Department of Commerce. The Members shall execute such further documents (including amendments to the articles of organization) and take such further action as shall be appropriate or necessary to comply with the requirements of law for the formation, qualification or operation of a limited liability company in all jurisdictions, foreign and domestic, where the Company may conduct its business.

2.4 Registered Office, Registered Agent. The location of the registered office of the Company shall be 3100 S. Washington, South Salt Lake City, Utah 84115 or such other location as the Members may designate. The Company's registered agent at such address shall be Marc Christensen.

2.5 Principal Place of Business. The location of the principal place of business of the Company shall be 3100 S. Washington, South Salt Lake City, Utah 84115 or at such other location as the Manager may from time to time select.

2.6 Purpose. The business of the Company shall be (a) the manufacture, distribution and sale of liquors, (b) the manufacture, distribution and sale of any and all types of consumer goods and merchandise, or (c) the conduct of any business or activity that may be lawfully conducted by a limited liability company organized pursuant to the Act (the "Business"). The Business may be conducted directly by the Company or indirectly through another company, joint venture or other arrangement.

2.7 Term. The Company shall have perpetual existence *provided* that the Company shall be dissolved upon the occurrence of an event set forth in Section 12.2

ARTICLE III
MEMBERSHIP INTERESTS AND CAPITAL CONTRIBUTIONS

3.1 Issuance of and Payment for Membership Interests; Admission of Additional Members. Membership Interests that are authorized to be issued in accordance with this Agreement shall be issued or sold by the Company for such consideration as shall be determined

from time to time by the Manager. Such consideration shall be paid in the form and in the manner as the Manager shall determine. In the absence of actual fraud in the transaction, the judgment of the Manager as to the value of such Membership Interest and the consideration received in exchange therefor shall be conclusive. Subject to Section 11.5, the Manager may admit as an additional Member any Person to whom a Membership Interest is issued pursuant to this Section 3.1; *provided* such Person executes and completes a signature page to this Agreement. Upon the occurrence of each such event Exhibit A shall be amended to reflect the name and the then current number of Units of each class and series of Membership Interest held by such Member.

3.2 **Authorized Units**. The initial Membership Interests authorized to be issued by the Company shall be denominated in units (each, a "Unit"). One Unit represents one share of the possible number of shares used to define an ownership interest in the Company of a Member or assignee, including the right to any and all benefits to which such Member or assignee (whether as a transferee, dissociated member, or otherwise) may be entitled in accordance with this Operating Agreement, and subject to the obligations of the holder as provided in this Operating Agreement and the Act. There are 7700 Units authorized of which 7000 are Capital Units and of which 700 are Profits Units. The Units of the Initial Members named under this Operating Agreement are as set forth in Exhibit A. Units may have been or may be issued by the Company for Capital Contributions, services, or other consideration and are used in this Operating Agreement for such purposes as defining voting rights (if applicable to a Unit) and Profit and Loss shares; Units carry with them the Capital Account of the Member holding the Units (allocated equally among such Units held), but the proportion of the Units held by a Member do not necessarily relate proportionately to the aggregate Capital Contributions or the Capital Accounts of the Members, which Capital Accounts (rather than Units) are used to determine final liquidating distributions and for other purposes under this Operating Agreement. If additional Members are admitted or if additional Units are issued to Members, the Manger will give notice thereof to the Members. Units or any right or transferable interest related to them held by an assignee not admitted as a Member carry with them only the limited rights of an assignee. The Profits Units are and will be in the form of profits interests as defined in Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191. With respect to all Profits Unit grants, as of immediately prior to the grant of Profits Units, the current fiscal period of the Company shall be deemed to close, Profits and Losses shall be allocated pursuant to Article 8, and the Company property shall be revalued and the Capital Accounts of the then current Members shall be adjusted in accordance with the rules set forth in Regulation Section 1.704-1(b)(2)(iv)(f). The United States Treasury Department has proposed regulations and issued Notice 2005-43, proposing a new revenue procedure, regarding the tax consequences of partnership interests exchanged for services (the "Proposed Guidance"), in each case, subject to comments and final adoption (as adopted, the "Final Rules"). In anticipation of the adoption of the Final Rules in form similar to the Proposed Guidance, each Equity Owner hereby consents to and shall provide any required information in connection with any tax elections (including without limitation any "Safe Harbor Election" described in the Proposed Guidance), forfeiture allocations, or other matters that are necessary or desirable under the Final Rules, in each case, as determined by the Manager.

3.3 **Initial Capital Contributions**. Capital Contributions have been made to the Company by the Persons who are Members of the Company as of the Effective Date, which are reflected on the books and records of the Company.

3.4 Additional Capital Contributions; Limited Preemptive Right.

(a) Except as provided in Section 3.3, no Member shall have the obligation to make Capital Contributions to the Company.

(b) If, from time to time, the Manager determines for any reason that the Company requires capital in addition to that provided by Section 3.3, the Manager, may, in its discretion, issue all or any portion of the authorized but unissued Capital Units to one or more existing Members or to additional Members admitted as additional Members by the Manager in connection with such issuance; *provided*, *however*, that to the extent that the Company proposes to issue such Capital Units for consideration other than services to one or more existing Members or Affiliates of exiting Members, the Company shall permit each of the other existing Members on the date of such proposed issuance to purchase its pro rata share (based on their respective Sharing Ratios) of Units to be issued to any existing member or Affiliate of an exiting Member on the same terms and conditions (including purchase price) as such Units are issued to all existing Members and Affiliates of existing Members.

3.5 No Third Party Right to Enforce. No Person other than a Member shall have the right to enforce any obligation of a Member to contribute capital hereunder and specifically no lender or other third party shall have any such rights.

3.6 Return of Contributions. No Member shall be entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. No unrepaid Capital Contribution shall constitute a liability of the Company or any Member. A Member is not required to contribute or to lend cash or property to the Company to enable the Company to return any Member's Capital Contributions. The provisions of this Section 3.4 shall not limit a Member's rights under Article XII.

3.7 Discretionary Loans. If at any time the Company has insufficient Available Cash and reserves to conduct its business and operations consistent with its ordinary and usual course, the Members may, if requested by the Manager, but shall not be obligated to, advance all or any portion of such cash deficiency to the Company. If more than one Member elects to make such advance, they shall make the advances in proportion to the number of Units owned by each such Member to the total number of Units owned by all such Members. All advances made pursuant to this Section 3.5 shall constitute a loan from the advancing Members to the Company, shall bear interest at the Prime Rate and shall not be considered as part of the Company's equity or Members' Capital Contributions. Any such loan shall be subordinate to any loans from any than existing third party lender to the Company if required by such lender, and shall be repaid prior to any other distributions to the Members.

ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1 General Representations and Warranties. Each Member represents and warrants to the other Members and the Company as follows:

(a) It is the type of legal entity specified in this Agreement, or its attachments, duly organized and in good standing under the laws of the jurisdiction of its organization and is

qualified to do business and is in good standing in those jurisdictions where necessary to carry out the purposes of this Agreement;

(b) the execution, delivery and performance by it of this Agreement and all transactions contemplated herein are within its entity powers and have been duly authorized by all necessary entity actions;

(c) this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general principles of equity; and

(d) the execution, delivery and performance by it of this Agreement will not conflict with, result in a breach of or constitute a default under any of the terms, conditions or provisions of (i) any applicable Law, (ii) its governing documents, or (iii) any agreement or arrangement to which it or any of its Affiliates is a party or which is binding upon it or any of its Affiliates or any of its or their assets.

4.2 Investment Representations and Warranties.

(a) In acquiring an interest in the Company, each Member represents and warrants to the other Members and the Company that it is acquiring such interest for its own account for investment and not with a view to its sale or distribution. Each Member recognizes that investments such as those contemplated by this Agreement are speculative and involve substantial risk. Each Member further represents and warrants that the other Members have not made any guaranty or representation upon which it has relied concerning the possibility or probability of profit or loss as a result of its acquisition of an interest in the Company.

(b) Each Member recognizes that (i) the sale of the Membership Interests have not been registered under the Securities Act or qualified under any state securities laws, in reliance upon exemptions therefrom, and covenants not to sell, offer for sale, or otherwise Transfer all or any part of its Membership Interest in the absence of an effective registration statement covering such interest under the Securities Act and qualification under applicable state securities laws unless such sale, offer of sale, or other Transfer is exempt therefrom, (ii) the Company has no obligation to register or qualify any Member's interest for sale, or to assist in establishing an exemption from registration or qualification for any proposed sale, and (iii) the restrictions on Transfer contained in this Agreement, under the Securities Act and under applicable state securities laws may severely affect the liquidity of a Member's investment.

(c) Each Member hereby: (i) acknowledges that it has received all the information it has requested from the Company and Manager that it considers necessary or appropriate for deciding whether to acquire the Membership Interests, (ii) represents that it has had an opportunity to ask questions and receive answers from the Company and the Manager regarding the terms and conditions of the offering of the Membership Interests and to obtain any additional information necessary to verify the accuracy of the information given such Member, (iii) that it has a prior relationship with the Company and its Manager and did not receive any information regarding the Company on an unsolicited basis or by means of a general solicitation,

and (iv) further represents that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of acquiring a Membership Interest in the Company.

4.3 Conflict and Tax Representations. Each Member represents and warrants to the other Members and the Company as follows:

(a) such Member has been advised (i) that a conflict of interest exists among the Members' individual interests, (ii) that this Agreement has tax consequences and (iii) that it should seek independent counsel in connection with the execution of this Agreement;

(b) such Member has had the opportunity to seek independent counsel and independent tax advice prior to the execution of this Agreement and no Person has made any representation of any kind to it regarding the tax consequences of this Agreement; and

(c) this Agreement and the language used in this Agreement are the product of all parties' efforts and each party hereby irrevocably waives the benefit of any rule of contract construction which disfavors the drafter of an agreement.

4.4 Survival. The representations and warranties set forth in Sections 4.1, 4.2 and 4.3 above shall survive the execution and delivery of this Agreement and any documents of Transfer provided under this Agreement.

ARTICLE V
MANAGER; MANAGER'S POWERS; OFFICERS

5.1 Manager. The Company shall be managed by one manager (the "Manager"). The initial Manager shall be Marc Christensen. Marc Christensen may not be removed as a Manager except as provided in Section 5.7. Any Manager that is properly removed pursuant to Section 5.7 shall be replaced in the manner provided in Section 5.8.

5.2 Management Authority. Except for Major Decisions, which shall require the approval of a Majority Interest, the Manager shall have authority on behalf of the Company to make all decisions with respect to the Company's business without the approval of the Members. In connection with the implementation, consummation or administration of any matter within the scope of the Manager's authority, the Manager is authorized, without the approval of the Members, to execute and deliver on behalf of the Company contracts, instruments, conveyances, checks, drafts and other documents of any kind or character to the extent the Manager deems it necessary or desirable. The Manager may delegate to Officers, employees, agents or representatives any or all of the foregoing powers by written authorization identifying specifically or generally the powers delegated or acts authorized.

5.3 Major Decisions. The Manager shall have no authority to bind or take any action on behalf of the Company with respect to any Major Decision unless such Major Decision has been approved by a Majority Interest. Each of the following matters shall constitute a "Major Decision":

(a) any merger, reorganization, consolidation, dissolution or similar restructuring of the Company;

(b) the sale, lease or other disposition of all or substantially all of the assets of the Company other than the sale of inventory in the ordinary course of business;

(c) the providing of any guaranty (or other obligations that, in economic effect, are substantially equivalent to a guaranty) of any amount owed by or any obligation of any Person other than a parent or subsidiary of the Company;

(d) the approval of any contract or transaction between the Company and any Member, Manager or their respective Affiliates, or any amendment or modification of any such contract or transaction;

(e) the filing by the Company of any petition for relief under the United States Bankruptcy Code or any other present or future federal or state insolvency, bankruptcy or similar Law;

(f) any amendment to the Company's certificate of organization;

(g) any change to any material tax election of the Company; and

(h) any amendment of this Agreement.

5.4 **Duties**. The Manager shall carry out its duties in accordance with the standard of conduct specified by the Act. The Manager shall devote such time to the business and affairs of the Company as it may determine, in its reasonable discretion, is necessary for the efficient carrying on of the Company's business.

5.5 **Reliance by Third Parties**. No third party dealing with the Company shall be required to ascertain whether the Manager is acting in accordance with the provisions of this Agreement. All third parties may rely on a document executed by the Manager as binding the Company. The foregoing provisions shall not apply to third parties who are Affiliates of a Member or a Manager.

5.6 **Resignation**. The Manager may resign at any time by giving written notice to the Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Members, and the acceptance of the resignation shall not be necessary to make it effective.

5.7 **Removal**. The Manager may be removed at any time with the approval of a Majority Interest.

5.8 **Vacancies**. Vacancies in the position of Manager occurring for any reason shall be filled by the approval of a Majority Interest.

5.9 **Information Relating to the Company**. Upon request, the Manager shall supply to a Member (i) any information required to be available to the Members under the Act, and (ii) any

other information requested by such Member regarding the Company or its activities, *provided* that obtaining the information described in this clause is not unduly burdensome to the Manager. During ordinary business hours, each Member and its authorized representative shall have access to all books, records and materials in the Company's offices regarding the Company or its activities.

5.10 **Insurance**. The Company shall maintain or cause to be maintained in force at all times, for the protection of the Company and the Members to the extent of their insurable interests, such insurance as the Manager believes is warranted for the operations being conducted.

5.11 **Exculpation and Indemnification**.

(a) In carrying out its duties hereunder, the Manager and the Officers shall not be liable to the Company nor to any Member for its good faith actions, or failure to act, nor for any errors of judgment, nor for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement, but shall be liable for fraud, willful misconduct or gross negligence in the performance of its duties under this Agreement.

(b) The Company shall indemnify, defend, save and hold harmless the Manager with respect to any claim made against it to the fullest extent permitted by the Act. The Company shall indemnify, defend, save and hold harmless each Officer to the same extent that the Company indemnifies its Manager. In all cases, indemnification shall be provided only out of and to the extent of the net assets of the Company and no Member shall have any personal liability whatsoever on account thereof. Notwithstanding the foregoing, the Company's indemnification of the Manager and Officers shall be only with respect to such loss, liability or damage that is not otherwise compensated by insurance carried for the benefit of the Company.

5.12 **Officers.**

(a) The Manager may, from time to time, designate one or more Persons to be officers of the Company ("Officers"). Any Officers so designated shall have such titles and authority and perform such duties as the Manager may, from time to time, delegate to them. If the title given to a particular Officer is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such Officer, or restrictions placed thereon, by the Manager. Each Officer shall hold office until his or her successor is duly designated, until his or her death or until he or she resigns or is removed by the Manager. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager; provided, however, if the Officer is also a Manager the compensation payable to the Manager also serving as an Officer shall be approved by a Majority Interest.

(b) Any Officer may resign at any time by giving written notice thereof to the Manager. Any Officer may be removed, either with or without cause, by the Manager; *provided, however*, that such removal shall be without prejudice to the contract rights, if any, of the Person so removed. Designation of an Officer shall not, by itself, create contract rights.

5.13 Management Fee. The Manager shall not be entitled to compensation for performance of its duties hereunder unless such compensation has been approved by a Majority Interest.

ARTICLE VI
MEMBERS

6.1 Limited Liability. The liability of each Member shall be limited as provided by the Act. Except for the removal or election of a Manager as provided in Section 5.7 and 5.8, respectively, or as otherwise permitted under this Agreement, a Member shall take no part in the control, management, direction or operation of the affairs of the Company and shall have no power to bind the Company.

6.2 Quorum and Voting. Members holding a majority of the Voting Interests, represented in person or by proxy, shall be necessary to constitute a quorum at meetings of the Members. If a quorum is present, the affirmative vote of Members holding a majority of the Voting Interests represented at the meeting shall be the act of the Members, unless a greater number is required by the Act or this Agreement. In the election of Managers each Member holding Voting Interests shall be entitled to vote at such election and shall have the right to vote the Voting Interests owned by such Member for as many persons as there are Managers to be elected. Cumulative voting shall not be allowed. In the absence of a quorum, those present may adjourn the meeting for any period, but in no event shall such period exceed 60 days. One or more Members may participate in a meeting of the Members by means of conference telephone or similar communication equipment by which all persons participating in the meeting can hear each other at the same time, and such participation shall constitute presence in person at the meeting.

6.3 Informal Action. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is evidenced by a written consent describing the action taken, signed by the Members holding Voting Interests in the amount that would be required to approve such action at a meeting of Members; *provided*, that all Members shall receive written notice of any action so taken as soon as reasonably practicable after any such action becomes effective. Action taken under this Section shall be effective when the Members with the requisite Voting interests have signed the consent, unless the consent specifies a different effective date.

6.4 Meetings. Meetings of the Members for any purpose or purposes may be called by the Manager or by holders of not less than one-fourth of all Voting Interests.

6.5 Place of Meeting. The Manager or the Members calling a meeting may designate the place for any meeting either inside or outside the State of Utah.

6.6 Notice of Meeting. Written notice stating the place, day and hour of the meeting, and the purpose or purposes for which the meeting is called, shall be delivered either personally or by mail, by or at the direction of the Manager or the Members calling the meeting, to each Member of record entitled to vote at such Meeting. Meetings of the Members may be called upon not less than two business days' written notice.

6.7 Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

6.8 Conduct of Meeting. At each meeting of the Members the Manager shall act as chairman. The chairman shall preside over and conduct the meeting and shall appoint someone in attendance to make accurate minutes of the meeting. Following each meeting, the minutes of the meeting shall be sent to the Company and to each Member.

6.9 No Member Fees. No Member shall be entitled to compensation for attendance at Member meetings or for time spent in its or his capacity as a Member.

6.10 No State Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise. Except as otherwise required by the Act and applicable Law, no Member shall have any fiduciary duty to any other Member.

6.11 Other Activities of the Members. Each Member acknowledges that such Member will have access to and knowledge of the Company's customers, clients, business plans and other strategic, confidential and/or proprietary information. Each Member agrees that, other than in accordance with the terms of this Section 6.11, during such time as the Member owns any Interest in the Company, such Member will not (a) act as a partner, member, director, officer or employee of, or consultant to, or otherwise advise, consult with or participate in the management or control of, any Competing Person (as that term is defined below), (b) purchase the securities of, lend money to, or otherwise invest in or own, any Competing Person, (c) otherwise compete, directly or indirectly through an Affiliate of the Member, with the Company. Each Member agrees that, other than in accordance with the terms of this Section 6.11, during such time as the Member owns any Interest in the Company, and for two years after such time as such Member no longer owns any Interest in the Company, such Member will not interfere with, or otherwise disrupt the relationship between, the Company or its Affiliates and any customer, client, supplier, consultant, director, Member, Manager, officer or employee of the Company, or solicit any such Person for any Competing Person. For purposes of this Section 6.11, "Competing Person" shall mean any Person that competes, directly or indirectly through an Affiliate of such Person or otherwise, with the Company in the distilled spirits business. Each Member acknowledges that the provisions of this Section 6.11 are reasonable and necessary for the Company's protection. The period, the geographical area and the scope of the restrictions on such Member's activities are divisible so that if any provision of this Section 6.11 is invalid or enforceable, that provision shall be automatically modified to the minimum extent necessary to make it valid and enforceable. Each Member also acknowledges that any breach of this Section 6.11 would injure the Company irreparably, the amount of damages being impossible to ascertain. The Company, therefore, may, in addition to pursuing any and all remedies provided by applicable law, obtain an injunction against the Member from any court having jurisdiction restraining any violation or further violation of this Section 6.11 without the posting of a bond or other security.

6.12 Tax Matters Partner.

(a) The tax matters partner (the "TMP") as defined in section 6231(a)(7) of the Code shall be designated by the Manager in accordance with the Treasury Regulations; *provided*, that Marc Christensen is hereby designated as the initial IMP. Subject to the provisions hereof, the TMP is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Notwithstanding the foregoing, the TMP shall promptly notify the Manager and the other Members of the commencement of any audit, investigation or other proceeding concerning the tax treatment of Company tax items and shall keep the Manager adequately informed of such proceedings.

(b) The TMP and the Manager shall make or cause to be made all available elections as required by the Code and the Treasury Regulations to cause the Company to be classified as a partnership for federal income tax purposes.

ARTICLE VII
DISTRIBUTIONS TO THE MEMBERS

7.1 Non-Liquidating Distributions. The Manager shall cause the Company to make annual distributions of Available Cash within 30 days of the end of each quarter. All non-liquidating distributions shall be made to the Members in proportion to their respective Sharing Ratios.

7.2 Liquidating Distributions. Subject to Section 10.2(b), all distributions made in connection with the sale or exchange of all or substantially all of the Company's assets and all distributions made in connection with the liquidation of the Company shall be made to the Members in accordance with their respective Capital Account balances at the time of distribution after taking into account all allocations of Profit and Loss pursuant to Article VIII.

7.3 Distributions in Kind. During the existence of the Company, no Member shall be entitled or required to receive as distributions from the Company any Company asset other than money. Upon the dissolution and winding up of the Company, those Members that agree in writing may be distributed in kind undivided interests in the assets of the Company in accordance with Article XII. For purposes of Article XII, a distribution of an undivided interest in an asset in-kind to a Member shall be considered a distribution of an amount equal to the fair market value of such undivided interest.

ARTICLE VIII
ALLOCATIONS OF PROFITS AND LOSSES

8.1 In General.

(a) This Article provides for the allocation among the Members of Profit and Loss for purposes of crediting and debiting the Capital Accounts of the Members. Article IX provides for the allocation among the Members of taxable income and tax losses.

(b) Except as provided in Section 8.2, all Profits and Losses shall be allocated among the Members in accordance with their respective Sharing Ratios.

8.2 Regulatory Allocations and Curative Provisions. Notwithstanding Sections 8.1 and 8.3 hereof:

(a) Loss Limitation. The Losses allocated pursuant to Section 8.1 shall not exceed the maximum amount of Losses that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 8.1, the limitation set forth in this Section 8.2(a) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible Losses to each Member under section 1.7041(b)(2)(ii)(*d*) of the Treasury Regulations. All Losses in excess of the limitations set forth in this Section 8.2(a) shall be allocated to the Members in proportion to their Sharing Ratios. This Section 8.2(a) shall be interpreted consistently with the loss limitation provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(*d*).

(b) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations § 1.7042(f), if there is a net decrease in partnership minimum gain (as defined in Treasury Regulations §§ 1.7042(b)(2) and 1.7042(d)(1)) during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§ 1.7042(f) and 1.7042(j)(2). This Section 8.2(b) shall be interpreted consistently with the "minimum gain" provisions of Treasury Regulations § 1.704-2 related to nonrecourse liabilities (as defined in Treasury Regulations § 1.704-2(b)(3)).

(c) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation § 1.7042(i)(4), if there is a net decrease in partner nonrecourse debt minimum gain (as defined in Treasury Regulations §§ 1.7042(i)(2) and 1.7042(i)(3)) attributable to partner nonrecourse debt (as defined in Treasury Regulations § 1.7042(b)(4)) during any fiscal year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such Member's partner nonrecourse debt, determined in accordance with Treasury Regulations § 1.7042(i)(5), shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount and in the manner required by Treasury Regulations §§ 1.7042(i)(4) and 1.7042(j)(2). This Section 8.2(c) shall be interpreted consistently with the "minimum gain" provisions of Treasury Regulations § 1.704-2 related to partner nonrecourse liabilities (as defined in Treasury Regulations § 1.704-2(b)(4)).

(d) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.7041(b)(2)(ii)(*d*)(*4*), 1.7041(b)(2)(ii)(*d*)(*5*) or 1.7041(b)(2)(ii)(*d*)(*6*), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit, if any, of such Member as quickly as possible. This Section 8.2(d) shall be interpreted consistently with the "qualified income offset" provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(*d*).

(e) Nonrecourse Deduction. Any non-recourse deduction (as defined in Treasury Regulations § 1.7042(b)(1)) for any fiscal year shall be allocated to the Members in proportion to their respective Sharing Ratios.

(f) Member Non-Recourse Deductions. Any partner nonrecourse deductions (as defined in Treasury Regulations §§ 1.704-2(i)(1) and 1.704-2(i)(2)) for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the partner non-recourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) to which such Member non-recourse deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset is required pursuant to Code section 732(d), Code section 734(b) or Code section 743(b), the Capital Accounts of the Members shall be adjusted pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(*m*).

(h) Curative Allocations. The allocations under Sections 8.2(a) through (g) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Article VIII. Therefore, notwithstanding any other provision of this Article VIII (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 8.1. In exercising its discretion under this Section 8.2(h), the Manager shall take into account future Regulatory Allocations under Sections 8.2(a) through 8.2(g) that are likely to offset other Regulatory Allocations previously made.

8.3 Other Allocation Rule.

(a) Profits, Losses, and any other items allocable to any period shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code section 706 and the Regulations thereunder.

(b) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations § 1.7523(a)(3), the Members' interests in Profits shall be their Sharing Ratios.

(c) To the extent permitted by Treasury Regulations § 1.7042(h)(3), the Manager shall treat distributions of Available Cash as having been made from the proceeds of a nonrecourse liability (as defined in Treasury Regulations § 1.7042(b)(3)) or a partner nonrecourse debt (as defined in Treasury Regulations § 1.704-2(b)(4)) only to the extent that such distributions would not cause or increase an Adjusted Capital Account Deficit for any Member.

ARTICLE IX
ALLOCATION OF TAXABLE INCOME AND TAX LOSSES

9.1 **In General**. Except as provided in Sections 9.2 and 9.3, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated for book purposes under Article VIII.

9.2 **Allocation of Section 704(c) Items**. The Members recognize that with respect to property contributed to the Company by a Member and with respect to property revalued in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(*f*) (referred to as "Adjusted Properties"), there will be a difference between the agreed values or Carrying Values, as the case may be, of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, depletion, amortization and gain or loss with respect to such contributed properties and Adjusted Properties shall be allocated among the Members to take into account the book-tax disparities with respect to such properties in accordance with the provisions of sections 704(b) and 704(c) of the Code and Treasury Regulations § 1.704-3(b)(1). Any gain or loss attributable to a contributed property or an Adjusted Property (exclusive of gain or loss allocated to eliminate such book-tax disparities under the immediately preceding sentence) shall be allocated in the same manner as such gain or loss would be allocated for book purposes under Article VIII.

9.3 **Integration With Section 754 Election**. All items of income, gain, loss, deduction and credits recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof and all basis allocations to the Members shall be determined without regard to any election under section 754 of the Code that may be made by the Company; *provided*, *however*, such allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by sections 734 and 743 of the Code.

9.4 **Allocation of Tax Credits**. The tax credits, if any, with respect to the Company's property or operations shall be allocated among the Members in accordance with Treasury Regulations § 1.704-1(b)(4)(ii).

ARTICLE X
ACCOUNTING AND REPORTING

10.1 **Books**. The Company shall maintain complete and accurate books of account of the Company's affairs at the principal office of the Company. The Company's books shall be kept in accordance with generally accepted accounting principles, consistently applied, and on a calendar-year accounting period.

10.2 **Capital Accounts**.

(a) The Company shall maintain a separate capital account for each Member and such other Member accounts as may be necessary or desirable to comply with the requirements of applicable laws and regulations ("Capital Accounts"). Each Member's Capital Account shall be maintained in accordance with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv).

(b) Consistent with and as permitted in the provisions of Treasury Regulations § 1.7041(b)(2)(iv)(*f*), the Capital Accounts of all Members and the Carrying Values of all Company properties may as determined by the Manager be adjusted upwards or downwards to reflect any unrealized gain or unrealized loss with respect to such Company property (as if such

unrealized gain or unrealized loss had been recognized upon an actual sale of such property for the amount of its fair market value immediately prior to the event giving rise to revaluation under this Section 10.2(b), and had been allocated among the Members pursuant to Article VIII). In determining such unrealized gain or unrealized loss, the fair market value of Company properties as of the date of determination shall be determined by a Majority Interest.

(c) A transferee of a Company interest shall succeed to the Capital Account attributable to the Company interest Transferred, except that if the Transfer causes a termination of the Company under section 708(b)(I)(B) of the Code, Treasury Regulations § 1.708-1(b) shall apply.

10.3 Transfers During Year. In order to avoid an interim closing of the Company's books, the allocation of Profits and Losses under Article VIII between a Member who Transfers part or all of its interest in the Company during the Company's accounting year and his transferee, or to a Member whose Sharing Ratio varies during the course of the Company's accounting year, may be determined pursuant to any method chosen by the transferring Member and agreed to by the TMP, which agreement will not be unreasonably withheld; *provided*, *however*, that any Profit or Loss attributable to extraordinary items related to the sale of Company property shall be allocated to the owner of the interest in the Company at the time the Profit or Loss attributable to the extraordinary item was realized.

10.4 Reports. The Company shall deliver to the Members the following financial statements and reports at the times indicated below:

(a) Quarterly, within 30 business days after the end of each business quarter, the Company shall deliver a written report to each Member which shall include (i) a balance sheet and a statement of each Member's Capital Account, each as of the last day of such calendar month, (ii) statements of income and cash flows for such calendar month, and (iii) such other information as deemed reasonably necessary by any Member for purposes of advising such Member properly about its investment in the Company.

(b) The books of account shall be closed promptly after the end of each calendar year. As soon as practicable thereafter, the Company shall deliver a written report to each Member, which shall include a statement of receipts, expenditures, Profits and Losses for the previous year, and a statement of each Member's Capital Account as of the last day of the previous calendar year. Such report shall include a copy of the Company's United States income tax return. On or before February 15th of each year, each Member shall be provided with the information, to the extent then in the possession of the Company, necessary to allow such Member to file its own income tax return for the preceding year.

(c) The Company shall deliver to the Members such other reports, audits and financial statements as the Manager shall determine or as a Member shall reasonably request from time to time; *provided* that, except as otherwise required by this Agreement or the Act, the requesting Member shall bear the actual and reasonable costs incurred by the Company in complying with such special request or in conducting any other special accounting procedures for the Company, other than those expressly provided for in this Agreement.

10.5 Section 754 Election. If requested by a Member, the Company shall make the election provided for under section 754 of the Code. Any cost incurred by the Company in implementing such election at the request of any Member shall be promptly reimbursed to the Company by the requesting Member.

ARTICLE XI
TRANSFER OF MEMBER' S INTEREST

11.1 Restrictions on Transfer. No Member shall Transfer or create a Lien on all or any part of its Membership Interest except as permitted by this Article XI. Any attempted Transfer of, or creation of a Lien on, any portion of a Membership Interest not in accordance with the terms of this Article XI shall be null and void and of no legal effect.

11.2 Permitted Transfers. Subject to the other provisions of this Article XI, the following Transfers and Liens shall be permitted:

(a) A Member may Transfer its Membership Interest to an Affiliate of such Member without the consent of any other Member;

(b) A Member who is a natural person may Transfer all or a portion of his or her Membership Interest in connection with estate planning transfers for the benefit of one or more relatives (e.g., Transfers to family trusts or family partnerships, limited partnerships, limited liability companies, or limited liability limited partnerships) without the consent of any other Member.

11.3 Substitution of a Member.

(a) No transferee (by conveyance, foreclosure, operation of law or otherwise) of all or any portion of a Membership Interest shall become a substituted Member without the written consent of the Manager, which consent may be withheld in the sole discretion of the Manager. A transferee of a Membership Interest who receives the approval of the Manager to become a Member shall succeed to all the rights and interest of its transferor in the Company. A transferee of a Member who does not receive approval of the Manager to become a Member shall hold only those rights provided for in the Act with respect to a transferee of a transferable interest.

(b) If a Member shall be dissolved, merged or consolidated, its successor in interest shall have the same obligations and rights to profits or other compensation that such Member would have had if it had not been dissolved, merged or consolidated, except that the representative or successor shall not become a substituted Member without the written consent of the Manager, which consent may be withheld in the sole discretion of the Manager. Such a successor in interest shall succeed to all rights and interests of his predecessor. A successor in interest who does not receive approval or consent of the Manager shall hold only those rights provided for in the Act with respect to a transferee of a transferable interest.

(c) No Transfer of any interest in the Company otherwise permitted under this Agreement shall be effective for any purpose whatsoever until the transferee shall have assumed the transferor's obligations to the extent of the interest Transferred, and shall have agreed to be bound by all the terms and conditions hereof, by written instrument, duly acknowledged, in form

and substance reasonably satisfactory to the Manager. Without limiting the foregoing, any transferee that has not become a substituted Member shall nonetheless be bound by the provisions of this Article XI with respect to any subsequent Transfer. Upon admission of the transferee as a substituted Member, the transferor shall have no further obligations under this Agreement with respect to that portion of its interest Transferred to the transferee; *provided*, *however*, no Member or former Member shall be released, either in whole or in part, from any liability of such Member to the Company pursuant to this Agreement or otherwise which has accrued through the date of such Transfer (whether as the result of a voluntary or involuntary Transfer) of all or part of such Member's interest in the Company unless the Manager agrees to any such release.

11.4 Conditions to Substitution. As conditions to its admission as a Member (a) any assignee, transferee or successor of a Member shall execute and deliver such instruments, in form and substance satisfactory to the Manager, as the Manager shall deem necessary, and (b) such assignee, transferee or successor shall pay all reasonable expenses in connection with its admission as a substituted Member.

11.5 Admission as a Member. No Person shall be admitted to the Company as a Member unless either (a) the Membership Interest or part thereof acquired by such Person has been registered under the Securities Act, and any applicable state securities laws or (b) the Transfer is exempt from the registration requirements of the Securities Act and applicable state statutes (the Manager in its sole discretion may require as a condition to satisfaction of this condition a favorable opinion of the transferor's legal counsel or of other legal counsel acceptable to the Manager to the effect that the Transfer of the Membership Interest to such Person is exempt from registration under those laws).

11.6 Right of First Offer.

(a) If at any time a Member proposes to Transfer all or any portion of, or to solicit bids from any third party to purchase or otherwise acquire all or any portion of, its Membership Interest, such Member (the "Soliciting Member") shall first provide a written offer notice (an "Offer Notice") to the other Members (the "Notified Members") stating that such Soliciting Member desires to Transfer all or any portion of its Membership Interest, designating the specific portion of the Soliciting Member's Membership Interest (the "Offered Interest") that the Soliciting Member desires to Transfer and specifying a proposed cash purchase price for the Offered Interest (the "Offered Price") and the proposed material terms of the Transfer of the Offered Interest (the "Offered Terms").

(b) Each Notified Member shall have the right, but not the obligation, for a period of 30 days after its receipt of the Offer Notice, to elect to purchase all, but not less than all, of the Offered Interest for the Offered Price. Any such election shall be made by providing written notice of such election to the Soliciting Member within such 30 day period. If a Notified Member timely elects to purchase the Offered Interest, the parties shall close the sale of the Offered Interest for the Offered Price on the Offered Terms on the later of (i) 45 days after the Soliciting Member provides the Offer Notice, and (ii) five business days after the receipt of all required consents and approvals, if any, with respect to such Transfer from all Governmental Authorities. If more than one Notified Member timely elects to purchase the Offered Interest, the Notified Members shall purchase the Offered Interest pro rata in proportion to the number of Units held by each such

purchaser to the total number of Units held by all such purchasers. If no Notified Member elects to purchase the Offered Interest or fails to close the purchase thereof within the time period specified above, then for a period of 30 days after the expiration of such time period the Company shall have the right (but not the obligation) to elect to purchase all, but not less than all, of the Offered Interest for the Offered Price. If the Company timely elects to purchase the Offered Interest, the parties shall close the sale of the Offered Interest for the Offered Price on the Offered Terms on the later of (I) 75 days after the Soliciting Member provides the Offer Notice, and (II) five business days after the receipt of all required consents and approvals, if any, with respect to such Transfer from all Governmental Authorities. If the Company does not elect to purchase the Offered Interest or fails to close the purchase thereof within the time period specified above, the Soliciting Member may Transfer, or enter into a binding agreement to Transfer, all, but not less than all, of the Offered Interest during the latter of (A) the 90day period following the 60day period following the date of the Offer Notice, if none of the Members or Company elects to Purchase4, or (B) if the Notified Members or Company elect to purchase but fail to close within the period described in clauses (i) and (ii), in the case of Members, or clauses (I) and (II), the 90-day period following the expiration of such period, but only for a cash purchase price that is greater than or equal to the Offered Price and on terms and conditions no less favorable to the Soliciting Member than the Offered Terms. If the Soliciting Member does not sell or enter into a binding agreement to sell the Offered Interest within such 90-day period, it shall again afford the Notified Members and Company the purchase rights set forth in this Section 11.6 with respect to any proposed Transfer of all or any portion of the Offered Interest or any other portion of the Membership Interest held by the Soliciting Member.

11.7 Forced Sale Night. If the Majority Members desire to Transfer all, or a portion representing a majority of the Membership Interests of the Company to a proposed transferee pursuant to an offer from the proposed transferee that is contingent on the Transfer to the proposed transferee of all or a portion of the Membership Interests held by the Minority Members, the Majority Members may deliver a notice (a "Drag-Along Notice") to the Minority Members setting forth the Membership Interests to be Transferred, the proposed purchase price for those Membership Interests and the other material terms of the offer, and attaching a copy of the offer. Upon receipt of the Drag-Along Notice, the Minority Members shall be obligated to Transfer all of their Membership Interests or that portion of their Membership Interests described in the Drag-Along Notice to the proposed transferee upon the terms and conditions set forth in the Drag-Along Notice; *provided*, that (a) such terms and conditions also apply to the Membership Interests to be Transferred by the Majority Members, and (b) the purchase price for all Membership Interests sold to the proposed transferee are allocated among all of the Members selling their Membership Interests pro rata in accordance with their respective Sharing Ratios.

ARTICLE XII
WITHDRAWAL, DISSOLUTION AND TERMINATION

12.1 Withdrawal. No Member shall have any right to withdraw from the Company; *provided, however*, that when a transferee of all or any portion of a Membership Interest becomes a substituted Member pursuant to Section 11.3, the transferring Member shall cease to be a Member with respect to the portion of its Membership Interest so Transferred.

12.2 **Dissolution**. The Company shall be dissolved upon the occurrence of any of the following:

(a) The consent in writing of the Manager; or

(b) The sale of all or substantially all of the assets of the Company.

12.3 **Liquidation**. Upon dissolution of the Company, the Manager shall appoint in writing one or more liquidators (who may be Members) who shall have full authority to wind up the affairs of the Company and make final distribution as provided herein. The liquidator shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a) As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by the Company of its assets, liabilities and operations through the last day of the month in which the dissolution occurs or the final liquidation is completed, as appropriate, including in such accounting the Profit or Loss resulting from the actual or deemed sale or distribution of the Company's properties, as provided in Section 10.2(b). The liquidator may, at its discretion, engage an independent accounting firm to assist with the preparation of the accounting and related financial information.

(b) The liquidator shall pay all of the debts and liabilities of the Company or otherwise make adequate provision therefor (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine). The liquidator shall then by payment of cash or property (at the election of each Member and, in the case of property, valued as of the date of termination of the Company at its fair market value by an appraiser selected by the liquidator) distribute to the Members such amounts as are required to distribute all remaining amounts to the Members in accordance with Article VII. If a Member elects to take its distribution in cash, and sufficient cash is not available to make the full cash distribution to each Member, the liquidator shall sell at fair market value Company property as necessary to make such distribution in cash (provided that any taxable gain resulting from additional sales of property required to make such distribution shall be allocated to the Member requesting the distribution). Each Member shall have the right to designate another Person to receive any property that otherwise would be distributed in kind to that Member pursuant to this Section 12.3.

(c) Any real property distributed to the Members shall be conveyed by special warranty deed and shall be subject to the operating agreements and all Liens, contracts and commitments then in effect with respect to such property, which shall be assumed by the Members receiving such real property.

(d) Except as expressly provided herein, the liquidator shall comply with any applicable requirements of the Act and all other applicable laws pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Liquidation of the Company shall be completed within the time limits imposed by Treasury Regulations § 1.7041(b)(2)(ii) and (g).

(e) The distribution of cash or property to the Members in accordance with the provisions of this Section 12.3 shall constitute a complete return to the Members of their respective Capital Contributions and a complete distribution to the Members of their respective e interests in the Company and all Company property. Notwithstanding any other provision of this Agreement, no Member shall have any obligation to contribute to the Company, pay to any other Member or pay to any other Person any deficit balance in such Member's Capital Account.

12.4 Articles of Dissolution. Upon the dissolution of the Company, the Person acting as liquidator shall file articles of dissolution. Upon the completion of the distribution of the Company's assets as provided in this Article XII, the Company shall be terminated and the Person acting as liquidator shall take such actions as may be necessary to terminate the Company.

ARTICLE XIII
NOTICES

13.1 Method of Notices. All notices required or permitted by this Agreement shall be in writing and shall be hand delivered or sent by registered or certified mail, or by email or facsimile if confirmed by return email or facsimile, and shall be effective when personally delivered, or, if mailed, on the date set forth on the receipt of registered or certified mail, or if sent by email or facsimile, upon receipt of confirmation, if to a Member, to its address set forth on the signature page hereto executed by such Member, and if to the Manager, to their respective addresses set forth in the books and records of the Company. Any Member or Manager may give notice from time to time changing its respective address for that purpose.

13.2 Computation of Time. In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

ARTICLE XIV
GENERAL PROVISIONS

14.1 Confidentiality. Each Member and Manager will keep confidential and not use, reveal, provide or transfer to any third party any Confidential Information it obtains or has obtained concerning the Company, except (a) to the extent that disclosure to a third party is required by applicable law or regulation; (b) information which, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such Person is a party or of which it has knowledge), as evidenced by generally available documents or publications; (c) information that was in its possession prior to disclosure (as evidenced by appropriate written materials) and was not acquired directly or indirectly from the Company; (d) to the extent disclosure is necessary or advisable, to its employees, consultants or advisors, or to Officers, employees, consultants or advisors of the Company, for the purpose of carrying out their duties hereunder; (e) to banks or other financial institutions or agencies or any independent accountants or legal counsel or investment advisors employed by the Company or the Members, to the extent disclosure is necessary or advisable to obtain financing; (f) to the extent necessary, disclosure to third parties to enforce this Agreement, or (g) to a Member or its Affiliates;

provided, however, that in each case of disclosure pursuant to (d), (e) or (g), the persons to whom disclosure is made agree to be bound by this confidentiality provision. The obligation of each Member and Manager not to disclose Confidential Information except as provided herein shall not be affected by the termination of this Agreement or the replacement of any Member. As used in this paragraph, the term "Confidential Information" shall mean information concerning the properties, operations, business, trade secrets, technical knowhow and other nonpublic information and data of or relating to the Company, its properties and any technical information with respect to any project of the Company.

14.2 Public Announcements. Except as required by Law or regulation, no Member or Manager shall make any press release or other public announcement or public disclosure relating to this Agreement, the subject matter of this Agreement or the activities of the Company without the written consent of Manager.

14.3 Entire Agreement. This Agreement embodies the entire understanding and agreement among the parties concerning the Company and supersedes any and all prior negotiations, understandings or agreements in regard thereto.

14.4 Amendment. This Agreement may not be amended except by an instrument in writing signed by the Manager and approved by the Members holding a Majority Interest at a meeting of members or by written consent as provided herein.

14.5 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Utah, excluding its conflict of laws rules.

14.6 References. References to a Member, Manager or Officer, including by use of a pronoun, shall be deemed to include masculine, feminine, singular, plural, individuals, partnerships or corporations where applicable. References in this Agreement to terms in the singular shall include the plural and vice versa.

14.7 U.S. Dollars. References herein to "Dollars" or "$" shall refer to U.S. dollars and all payments and all calculations of amount hereunder shall be made in Dollars.

14.8 Counterparts. This instrument may be executed in any number of counterparts each of which shall be considered an original.

14.9 Additional Documents. The Members hereto covenant and agree to execute such additional documents and to perform additional acts as are or may become necessary or convenient to carry out the purposes of this Agreement.

14.10 Written Consents. All consents or approvals required or permitted under this Agreement shall be in writing.

14.11 No Third Party Beneficiaries. This Agreement is for the sole benefit of the Members, and no other Person is intended to be a beneficiary of this Agreement or shall have any rights hereunder.

The undersigned Manager, having read the Amended & Restated Operating Agreement of SALT LAKE CITY DISTILLERY, LLC, agrees to be bound by the terms thereof effective the date set forth on the title page hereto.

MANAGER:

Marc Christensen

[The next page is the Member Signature Page.’

Member Signature Page to Amended & Restated Operating Agreement
of
SALT LAKE CITY DISTILLERY, LLC

The undersigned each acknowledge that having read the Amended & Restated Operating Agreement of SALT LAKE CITY DISTILLERY, LLC, each agrees to be bound by the terms thereof effective the date set forth on the title page hereto.

MEMBERS:

Member	Signature Approving Restated Operating Agreement Dated March 28, 2019
About Fest LLC	
Angel Heart LLC	
Anna Eimer	
Bob Commander	
Boulette Family Trust	
Braeden Oswald	
Brie Young	
Bruce Bicknell	
Cindy Rarick	
Colette Holt	
Corey Shimada	
Cyrena Royal	
Dana White	
Daniel Eimer	
DBD Shurtleff Family LLC	

Debra Young	
DeGarmo Holdings	
Diane Vandiver	
DSI LLC	
Eric Stevens	
Ioannis Vlachogiannis	
Jack Young	
Jan Stephenson Inc.	
Jeffery Young	
Jim and Nancy Young	
Jody Young	
Joseph Yohanna	
John K. Johnson	
John O. Buchanan	
Justin Hiner	
Kathleen Roach	
Kathy Commander	
Keith Roach	
Kurt Pleger	
Landon DeGarmo	
Levi DeGarmo	

Lisa Eimer Revocable Trust	
Marc Christensen	
Maria Nasioti	
Mark and Mindi Tippins	
Nathan Royal	
Nikos Maroulis	
Quin Buchanan	
Rachel Fox	
Raegan Dyke	
Richard James Clifton and Jill Ayn Young	
Roach Family GST Trust	
Rolling Hills Holdings	
Ronald Talen	
Ryan Sueoka	
Sandra Bella	
Stephanie Ruesch	
Steve Kasper	
Tom Pleger	
Whiskey Squatch LLC	

Exhibit A
Members and Units

Member	Units Owned	Ownership Interest
About Fest LLC	4.00	0.10%
Angel Heart LLC	447.45	10.77%
Anna Eimer	10.00	0.24%
Bob Commander	11.50	0.28%
Boulette Family Trust	99.64	2.40%
Braeden Oswald	24.50	0.59%
Brie Young	10.00	0.24%
Bruce Bicknell	18.38	0.44%
Cindy Rarick	36.76	0.89%
Colette Holt	2.00	0.05%
Corey Shimada	112.99	2.72%
Cyrena Royal	32.61	0.79%
Dana White	10.00	0.24%
Daniel Eimer	10.00	0.24%
DBD Shurtleff Family LLC	68.01	1.64%
Debra Young	9.00	0.22%
DeGarmo Holdings	0.00	0.00%
Diane Vandiver	18.38	0.44%
DSI LLC	41.06	0.99%
Eric Stevens	154.59	3.72%
Ioannis Vlachogiannis	81.13	1.95%
Jack Young	9.00	0.22%
Jan Stephenson Inc.	20.59	0.50%
Jeffery Young	16.00	0.39%
Jim and Nancy Young	10.00	0.24%
Jody Young	593.83	14.30%
Joseph Yohanna	18.38	0.44%
John K. Johnson	77.26	1.86%
John O. Buchanan	84.24	2.03%
Justin Hiner	43.00	1.04%

Kathleen Roach	517.30	12.46%
Kathy Commander	11.50	0.28%
Keith Roach	37.76	0.91%
Kurt Pleger	3.68	0.09%
Landon DeGarmo	0.00	0.00%
Levi DeGarmo	0.00	0.00%
Lisa Eimer Revocable Trust	73.53	1.77%
Marc Christensen	568.41	13.69%
Maria Nasioti	43.84	1.06%
Mark and Mindi Tippins	0.00	0.00%
Nathan Royal	97.57	2.35%
Nikos Maroulis	17.99	0.43%
Quin Buchanan	84.24	2.03%
Rachel Fox	17.50	0.42%
Raegan Dyke	58.54	1.41%
Richard James Clifton and Jill Ayn Young	24.00	0.58%
Roach Family GST Trust	80.00	1.93%
Rolling Hills Holdings	170.97	4.12%
Ronald Talen	16.00	0.39%
Ryan Sueoka	59.45	1.43%
Sandra Bella	22.99	0.55%
Stephanie Ruesch	30.79	0.74%
Steve Kasper	73.53	1.77%
Tom Pleger	2.10	0.05%
Whiskey Squatch LLC	66.72	1.61%
TOTAL	**4,152.71**	**100.00%**